SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2010

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

PROTOCOL AND JUSTIFICATION OF MERGER OF SHARES ISSUED BY RIO POLÍMEROS S.A. INTO  BRASKEM S.A.

Entered into by and between

BRASKEM S.A., a publicly-held joint-stock company, with its principal place of business at Rua Eteno nº 1.561, Pólo Petroquímico, City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 42.150.391/0001-70, herein represented pursuant to its bylaws (“BRASKEM”); and

RIO POLÍMEROS S.A., a closely-held joint-stock company, with its principal place of business in the city of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, 182 – 9º andar, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 01.202.799/0001-61, herein represented pursuant to its Bylaws (“RIOPOL”),

BRASKEM and RIOPOL are jointly referred to simply as “PARTIES”; and also, as INTERVENING CONSENTING PARTY:

QUATTOR PARTICIPAÇÕES S.A., a closely-held joint-stock company, with its principal place of business at Avenida Graça Aranha, nº 182, 9º andar, Centro, in the City of Rio de Janeiro, State of Rio de Janeiro, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 09.017.802/0001-89, herein represented pursuant to its bylaws (“QUATTOR”),

WHEREAS:

(i)                 BRASKEM is a publicly-held company, with a share capital, totally subscribed and paid up, of eight billion, sixteen million, six hundred and sixty-six thousand, seven hundred and ninety-four reais and forty-seven centavos (R$8,016,666,794.47), divided into seven hundred and ninety-eight million, eight hundred and thirty-two thousand, five hundred and fifty-two (798,832,552) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand, sixty-three (451,669,063) are common shares, three hundred and forty-six million, five hundred and sixty-nine thousand, six hundred and seventy-one (346,569,671) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.

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(ii)               RIOPOL has a share capital, totally subscribed and paid up, of one billion, four hundred and sixty-nine million, eight hundred and six thousand, five hundred and eleven reais and sixty-three centavos (R$1,469,806,511.63), divided into one billion, two hundred and seventy-one million, eight hundred and ninety eight thousand and thirty (1,271,898,030) shares, of which one billion, two hundred and seventy-one million, eight hundred and ninety-seven thousand, seven hundred and thirty (1,271,897,730) are common shares and three hundred (300) are preferred shares, all registered and without par value;

(iii)             prior to the Merger of Shares, as defined below, BRASKEM shall be the direct holder of 80.98% of the total voting capital of Riopol, due to (i) QUATTOR’s capital reduction approved at the Extraordinary General Meeting held on June 29, 2010, upon which QUATTOR returned to BRASKEM, its only shareholder, the eight hundred and thirty-nine million, one hundred and ninety thousand, two hundred and fifty-five (839,190,255) common shares and one hundred and ninety (190) preferred shares issued by RIOPOL previously held by QUATTOR; and (ii) the acquisition, by BRASKEM, of one hundred and ninety million, seven hundred and eighty-four thousand, six hundred and seventy-four (190,784,674) common shares and thirty (30) preferred shares issued by RIOPOL, upon the exercise, by BNDES PARTICIPAÇÕES S.A. – BNDESPAR (“BNDESPAR”) of the put option set forth in the Rio Polímeros S.A. Share Purchase Agreement and Other Covenants (“Share Purchase Agreement”), which has as its subject matter the acquisition, by BRASKEM, as the undertaker of the obligations of UNIPAR – União de Indústrias Petroquímicas S.A., of 60% of the shares issued by RIOPOL held by BNDESPAR, it being certain that the other shares representing the total voting capital of RIOPOL are held by BRASKEM’s controlled company, Quattor Petroquímica S.A. (“QUATTOR PETROQUÍMICA”), and by Petróleo Brasileiro S.A. – Petrobras (“Petrobras”), in the ratio of 9.02% and 10%, respectively;

(iv)             the Parties wish to promote the merger of RIOPOL’s shares into BRASKEM, pursuant to article 252 of Law No. 6,404/76 (“Corporation Law”) for the reasons described herein, so that RIOPOL becomes a wholly-owned subsidiary of BRASKEM, and the shareholders of RIOPOL receive BRASKEM’s shares, based on the Replacement Ratio set forth herein;

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IN WITNESS WHEREOF, the Parties decide to enter into this Protocol and Justification of Merger of Shares (“Protocol and Justification”), pursuant to articles 224, 225, 252 and 264 of the Corporation Law, under the following terms and conditions:

CLAUSE ONE – PROPOSED TRANSACTION AND JUSTIFICATION

1.1.      Proposed Transaction. The transaction consists of the merger of all of the shares issued by RIOPOL into BRASKEM, with the subsequent conversion of RIOPOL into a wholly-owned subsidiary of BRASKEM, under the terms of article 252 of the Corporation Law (“Merger of Shares” or “Transaction”).

1.1.1.   As a result of the Merger of Shares, RIOPOL’s shareholders shall receive, in replacement of the shares issued by RIOPOL held by them, the shares issued by BRASKEM, according to the Replacement Ratio set forth in Clause 2.1 below.

1.2.            Justification of the Merger of Shares. The Transaction is being carried with the purpose of (i) increasing BRASKEM’s and RIOPOL’s competitiveness and efficiency, so that they may face the competition from international companies; (ii) simplifying BRASKEM’s and RIOPOL’s current corporate structure, through the migration of RIOPOL’s current shareholders to BRASKEM, preserving the legal entity, but reducing administrative costs.

CLAUSE TWO – REPLACEMENT RATIO

2.1. Replacement Ratio. As a result of the Merger of RIOPOL’s Shares, 0.010064743789 class “A” preferred share issued by BRASKEM shall be attributed to each one (1) common or preferred share issued by RIOPOL (“Replacement Ratio”). Possible fractions of BRASKEM’s shares resulting from the application of the Replacement Ratio shall not be taken into consideration and the respective shares shall not be issued.

2.2.       Criteria used to Determine the Replacement Ratio. The Replacement Ratio set forth above was supported by BRASKEM’s and RIOPOL’s economic values calculated according to the criterion of discounted cash flow, in the case of BRASKEM, QUATTOR, QUATTOR PETROQUÍMICA, Quattor Química S.A. (“Quattor Química”) and RIOPOL, and according to the criterion of transaction multiples of comparable companies, in the case of IQ Soluções e Química S.A., Polibutenos S.A. Indústrias Químicas  and Divisão Química, according to evaluations previously elaborated in an independent manner by Banco Bradesco BBI S.A., a financial institution enrolled in the National Register of Legal Entities (CNPJ/MF) under No.

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06.271.464/0073-93, with its principal place of business at Av. Paulista nº 1.450, 8º andar, in the City and State of São Paulo (“Bradesco BBI”) on the base date of September 30, 2009, which can be found in Exhibit I hereto (“Economic and Financial Appraisal”). For the establishment of the Replacement Ratio, Braskem’s economic value per share was calculated considering the sum of Braskem’s economic value and the total amount of Braskem’s capital increase ratified on April 14, 2010, divided by the total number of shares of Braskem after the capital increase (except the treasury shares). The choice and retaining of Bradesco BBI shall be ratified by the shareholders of BRASKEM and RIOPOL.

       2.2.1. The managements of Braskem and Riopol understand that the Merger of Shares is equitable for their respective shareholders, taking into consideration that the Transaction is a consequence of the independent negotiation entered into by and between Petróleo Brasileiro S.A. - Petrobras (“Petrobras”) and BRASKEM for the QUATTOR Merger of Shares.

CLAUSE THREE- CRITERIA FOR APPRAISAL OF BRASKEM’S AND RIOPOL’S SHARES

3.1.   Economic and Financial Appraisal. Bradesco BBI appraised BRASKEM and RIOPOL, under the terms described in Clause 2.2 above, in order to determine the Replacement Ratio.

3.2.   Equity Appraisal. The shares issued by RIOPOL have been appraised based on their equity value, pursuant to an appraisal report especially prepared on the base date of March 31, 2010 (“Base Date of the Merger of Shares”). In compliance with the legal requirements, the expert company PricewaterhouseCoopers Auditores Independentes, established in the City of São Paulo, State of São Paulo, at Av. Francisco Matarazzo, 1400, from the 7th to the 11th and from the 13th to the 20th floors, Torre Torino, secondarily registered in the Regional Accounting Council of the State of Rio de Janeiro under No. CRC2SP000160/O-5”F” RJ and in the CNPJ/MF under No. 61,562,112/0004-73 (“PwC”) was chosen to evaluate the shares issued by RIOPOL. The choice and retaining of PwC must be ratified by BRASKEM’s and RIOPOL’s shareholders. As set forth in the appraisal report in Exhibit II hereto (“Equity Report”), the shares issued by RIOPOL were appraised, on the Base Date of the Merger of Shares, at forty-two centavos and a fraction (R$ 0.426114177517831) per share.

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3.3.      Appraisal of the Net Worth of RIOPOL and BRASKEM at Market Prices. Brazilian Securities Comission – CVM’s joint committe, at a meeting held on July 27, 2010, decided, answering the consultation made by BRASKEM and RIOPOL regarding the waiver of the elaboration of the report referred in article 264 of the Corporation Law, that it is not justifiable any action taken on the part of CVM in demanding the preparation of an appraisal report at market prices set forth in article 264 of the Corporation Law for the Merger of Shares, provided that Petrobras, the sole shareholder of Riopol, be in accordance with the Merger of Shares.

3.4.   In compliance with the provisions in articles 12 and 13 of CVM Ruling No. 319/99, the financial statements that served as a basis for the Transaction have been audited by (i) KPMG Auditores Independentes, a company established in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, nº 33, enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 57.755.217/0001-29, originally registered in the Regional Accounting Council of the State of São Paulo and secondarily registered in the State of Bahia under No. CRC 2SP014428/O-6-S-BA, in BRASKEM’s case; and (ii) PwC, in RIOPOL’s case. Such financial statements, the date base of which is December 31, 2009, shall be used to calculate the possible share refund amount resulting from the exercise of the right to withdraw related to the Merger of Shares.

CLAUSE FOUR - SHARES OF A COMPANY HELD BY THE OTHER AND TREASURY SHARES

4.1.   Treatment of the Shares of a Company Held by the Other. As of the date of the extraordinary general meeting of RIOPOL that resolves on the Merger of Shares, there will be no shares issued by BRASKEM held by RIOPOL. On that date, BRASKEM shall hold, directly or indirectly, one billion, one hundred and forty-four million, seven hundred and seven thousand, nine hundred and forty-seven (1,144,707,947) common shares and two hundred and eighty (280) preferred shares issued by RIOPOL, which shall still be held by BRASKEM after the Merger of Shares. The possible reciprocal interest, due to the ownership of the shares of BRASKEM by Quattor Petroquímica as a result of the corporate reorganization, if any, shall be eliminated within the legal term, pursuant to article 244, paragraph 5, of the Corporation Law.

4.2.   Treatment of the Treasury Shares. RIOPOL does not have treasury shares issued thereby.

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CLAUSE FIVE – INCREASE OF BRASKEM’S SHARE CAPITAL

5.1.   Increase of BRASKEM’s Share Capital. The Merger of Shares shall result in BRASKEM’s share capital increase and reserves in the amount of one hundred and three million, eighty-six thousand, seven hundred and sixty-five Reais and eleven centavos (R$ 103,086,765.11) according to the Equity Report, to be subscribed and paid up by RIOPOL’s shareholders, of which twenty-two million, two hundred and eighty-five thousand, thirty-one Reais and seventy-seven centavos (R$22,285,031.77) are intended for the share capital and eighty million, eight hundred and one thousand, seven hundred and thirty-three Reais and thirty-four centavos (R$80,801,733.34) are intended for the capital reserve. Pursuant to the Replacement Ratio defined in Clause 2.1, two million, four hundred and thirty-four thousand, eight hundred and ninety (2,434,890) class “A” preferred shares, registered and without par value, shall be issued by BRASKEM (“Shares”).

5.2.   BRASKEM’s share Capital after the Transaction. As a result of the aforementioned capital increase, BRASKEM’s share capital shall be of eight billion, thirty eight million, nine hundred and fifty-one thousand, eight hundred and twenty-six reais and twenty-four centavos (R$8,038,951,826.24), divided into eight hundred and one million, two hundred and sixty-seven thousand, four hundred and forty-two (801,267,442) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand, sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four thousand, five hundred and sixty-one (349,004,561) are class “A” preferred shares, and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares, registered and without par value, so that Article 4 of BRASKEM’s bylaws shall henceforth have the following wording: “Article 4 – The Share Capital is of eight billion, thirty eight million, nine hundred and fifty-one thousand, eight hundred and twenty-six Reais and twenty-four centavos (R$8,038,951,826.24), divided into eight hundred and one million, two hundred and sixty-seven thousand, four hundred and forty-two (801,267,442) shares, of which four hundred and fifty-one million, six hundred and sixty-nine thousand, sixty-three (451,669,063) are common shares, three hundred and forty-nine million, four thousand, five hundred and sixty-one (349,004,561) are class “A” preferred shares and five hundred and ninety-three thousand, eight hundred and eighteen (593,818) are class “B” preferred shares.”

5.3.   The Shares shall be paid up with the common and preferred shares issued by RIOPOL and shall be attributed to the shareholders of RIOPOL, pursuant to the Replacement Ratio mentioned in Clause 2.1.

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CLAUSE SIX – TYPE AND CHARACTERISTICS OF BRASKEM’S SHARES TO BE DELIVERED TO RIOPOL’S SHAREHOLDERS

6.1.   The shareholders of common and preferred shares issued by RIOPOL shall receive class “A” preferred shares issued by BRASKEM in a number established on the basis of the Replacement Ratio set out in clause 2.1 above. The class “A” preferred shares issued by BRASKEM due to the Merger of Shares shall grant the same rights granted by other class “A” preferred shares of BRASKEM, including the full receipt of dividends and/or interest on net equity declared by BRASKEM from the date on which the Merger of Shares is approved.

CLAUSE SEVEN – RIGHT TO WITHDRAW AND SHARE REFUND AMOUNT

7.1.   Right to Withdraw of the Shareholders of BRASKEM and RIOPOL. Pursuant to the provisions in articles 137 and 252, paragraphs 1 and 2 of the Corporation Law, the holders of common shares and class “B” preferred shares of BRASKEM and the holders of common and preferred shares issued by RIOPOL which dissent from the Merger of Shares shall be ensured the right to withdraw.

7.1.1. The holders of class “A” preferred shares of BRASKEM shall not have the right to withdraw due to the BRASKEM class “A” preferred shares liquidity and dilution in the market.

7.1.2. Payment of the refund by BRASKEM and by RIOPOL shall be conditioned on the execution of the Transaction, as established in article 230 of the Corporation Law, and shall be made after lapse of the legal timeframe for exercise of the right to withdraw. Refund of the amount of the shares shall only be assured in relation to the shares provably held by the shareholder, on the date of publication of the Material Fact which informs the market about the Merger of Shares, pursuant to article 137, paragraph 1 of the Corporation Law.

7.1.3. Although the shareholders of RIOPOL’s shares have the right to withdraw from the Merger of Shares, it is not expected that there is a right to withdraw by RIOPOL’s minority shareholder.

7.2         Refund Amount for BRASKEM’s Shareholders. The dissenting shareholders at the BRASKEM’s meeting approving the Merger of Shares, which hold common shares and class “B” preferred shares, shall be entitled to a refund related to their shares, in the equity amount of nine Reais, fifteen centavos and a fraction (R$9.15237722) per share, according to the latest balance sheet of BRASKEM drawn up on December 31, 2009.

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CLAUSE EIGHT - APPROVAL BY THE GENERAL SHAREHOLDERS’ MEETINGS OF BRASKEM AND RIOPOL.

8.1.   General Meetings. For approval of the Merger of Shares, the respective extraordinary general meetings of the shareholders of BRASKEM and RIOPOL shall be held.

CLAUSE NINE – MISCELLANEOUS

9.1.   No Succession. After the implementation of the Merger of Shares, BRASKEM shall not absorb the properties, rights, assets, obligations and liabilities of RIOPOL, which shall continue to exist for all legal purposes and effects, and shall keep the integrity of its corporate entity, without any succession of the mergee by the mergor.

9.2.   Documents Available to the Shareholders. According to the provisions in article 3 of CVM Ruling No. 319/99, all the documents mentioned in this Protocol and Justification shall be available to the shareholders of BRASKEM and RIOPOL as from the date of publication of the call notices for the extraordinary general meeting of BRASKEM and RIOPOL, and may be consulted at the following addresses: at the headquarters (as informed in the preamble hereof) and in the website of BRASKEM (www.braskem.com.br/ri), at the headquarters and websites of the Securities Commission  – CVM and the São Paulo Stock, Commodities and Futures Exchange – BM&FBOVESPA.

9.3.   Treatment of Future Equity Variation. Since this transaction is the Merger of Shares, all equity variations shall be registered in the accounting book of the company which presented such variation, as both shall survive the Transaction.

9.4       Transaction’s Costs. It is estimated that the total cost for the Merger of Shares shall be of seven hundred thousand Reais (R$ 700,000.00) including expenses with publications, issuance of appraisal reports, fees of auditors, appraisers, advisers and attorneys, and other expenses in connection therewith.

9.5.   Notice of the Merger of Shares to Authorities. Any communication to be provided in connection with the Merger of Shares shall be submitted to the competent governmental authorities under the applicable law.

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9.6 Effectiveness of Valid Clauses. If any clause, provision, term or condition of this Protocol and Justification is deemed to be invalid or ineffective, the other clauses, provisions, terms and conditions that were not affected by such invalidity or ineffectiveness shall remain unchanged, and the valid and effective portion of this Protocol and Justification shall remain in full force.

9.7.   Jurisdiction. The parties elect the Court of the Judicial District of Camaçari, State of Bahia, to settle all matters arising out of this Protocol and Justification, to the exclusion of any other court, however privileged it might be.

IN WITNESS WHEREOF, the parties sign this Protocol and Justification in three (3) counterparts of identical form and content, to one sole effect, in the presence of the two undersigned witnesses.

São Paulo, August 9, 2010

BRASKEM S.A.	RIO POLÍMEROS S.A.

QUATTOR PARTICIPAÇÕES S.A.

Witnesses:

Name:                                                                         Name:

ID:                                                                  ID:

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EXHIBIT I

ECONOMIC AND FINANCIAL APPRAISAL REPORT

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EXHIBIT II

EQUITY APPRAISAL REPORT

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COMMERCIAL PROPOSAL

Work Proposal:

Bradesco BBI S.A., a financial institution enrolled in the National Register of Legal Entities (CNPJ/MF) under No. 06.271.464/0073-93, established at Av. Paulista, No. 1450, 8º andar, City and State of São Paulo, hereby presents a work proposal for the elaboration of an economic and financial appraisal report (“Appraisal Report”) of Braskem S/A (“Braskem”) and Quattor Participações S.A. (“Quattor”) to be used in potential mergers, by Braskem, of the shares of

(i) Quattor; and

(iii) Rio Polímeros S.A. (“RioPol” and, jointly with Braskem and Quattor the “Companies”)

All in conformity with the provisions in Law No. 6404 of December 15, 1976, as amended (“Corporation Law”) and other applicable regulations.

The base date of the equity information to be used for the appraisals encompassed by the Appraisal Report to be prepared is September 30, 2009.

To prepare the Appraisal Report, the following information will be used (collectively, the “Information”):

(i) operational forecasts of the Companies supplied by Braskem’s administration;

(ii) analysis of relevant public information, including studies about the sector, researches, financial, economic and market analysis and criteria;

(iii) analysis of the consolidated financial statements: (a) of Braskem, including iQ Soluções & Química S.A. (“Quantiq”), former Ipiranga Química S.A., audited by KGPM Auditores Independentes (“KGPM”) for years ended on December 31, 2006, 2007 and 2008 and on September 30, 2009; (b) of Quattor, audited by PricewaterhouseCoopers Auditores Independentes (“PWC”) for years ended on December 31, 2006, 2007 and 2008 and unaudited for the year ended on September 30, 2009; (c) of QuantiQ, audited by PricewaterhouseCoopers Auditores Independentes for the years ended on December 31, 2006, 2007 and 2008 and unaudited for the year ended on September 30, 2009 (c) of Quattor Química S.A. (“Quattor Química”), of RioPol and Polibutenos S.A. Indústrias Químicas (“PIB”), audited by PWC for the years ended on December 31, 2006, 2007 and 2008 and unaudited for the year ended on September 30, 2009 and (d) of Quattor Petroquímica (jointly with Quattor Química and RioPol hereinafter designated the “Companies Controlled by Quattor”) audited by PWC for the years ended on December 31, 2006, 2007 and 2008 and on September 30, 2009;

(iv) analysis of the information supplied by Braskem’s administration, including a report made by Chemical Market Associates, Inc. (“CMAI”) with the price forecasts of the main products and raw materials traded by the Companies; and

(v) ascertainment of the soundness of the information and discussion with Braskem’s officers about the Companies’ business perspectives.

The preparation of the Appraisal Report will not include the independent ascertainment of the data and information and we will trust that they are true, complete and accurate in all their material aspects.

The Appraisal Report will be prepared in Portuguese and English.

Fees:

Bradesco BBI proposes the amount of R$2,200,000.00 for the preparation of the Appraisal Report, under the abovementioned terms.

São Paulo, July 13th, 2010

Banco Bradesco BBI

Rio Polímeros S.A.

Addendum to the proposal for the provision of independent audit services

June 2010

PricewaterhouseCoopers

Rua da Candelária, 65 - 11º, 14°, 15º e 16°

Cjs. 1302 a 1304

20091-020 - Rio de Janeiro - RJ - Brazil

Caixa Postal 949

Telephone +55 (21) 3232-6112

Fax +55 (21) 2516-6319

pwc.com/br

Attn.:

Mr. Guilherme Melega

Mr. Joel Benedito Junior

The Management

Rio Polímeros S.A.

Rio de Janeiro - RJ

June 8, 2010

Dear Sirs,

The purpose of this letter is to complement our understanding regarding the services offered to Rio Polímeros S.A. ("Company") in our proposal Letter to provide independent audit services, signed between PricewaterhouseCoopers Auditores Independentes and Rio Polímeros S.A. on March 31, 2009, which considered the examination of the Company's financial statements for the base date of December 31, 2009. All the clauses in the said engagement letter remain unchanged, except for the inclusion of the following service in the scope of our services:

(a)  Appraisal of the book value of the shares of Rio Polímeros S.A. on March 31, 2010.

(i)    This appraisal will be used in the merger of shares of Rio Polímeros S.A. with Braskem S.A.

With the inclusion of the above-mentioned service, we will issue a valuation report of the stock of Rio Polímeros S.A. for the base date of March 31, 2010.

For the audit services specified in this addendum, in addition to the services proposed earlier, we propose fees of thirty thousand reais (R$30,000.00), to be paid in a single installment, due on June 18, 2010.

Expenses related to our services, such as airline tickets, accommodation, mail, photocopies, communications, meals, kilometers travelled and transport, among others, will be charged at cost by means of debit notes,  separately from the fees, as and when they are incurred, limited to 4% of total fees.

Our fees are based on the following premises:

(b)  The valuable and indispensable support of the Company’s employees, related to the previously preparing the analyses (analyses request) and accounts reconciliation, necessary for the process of closing accounts, indispensable to the audit valuation, in addition to identifying and separating documents filed.

It is worth mentioning that the filling up of the analysis requests (to be submitted in advance) correctly and completely is essential for the efficient execution of our services within the proposed budget hours. The procedure we use, namely, requesting our clients to prepare said analyses and statements, is advantageous and economical as we can dedicate our time exclusively to review the information and accounts instead of compiling them.

(c)  Extraordinary requests involving our specialized departments or special services will be billed separately from the fees mentioned earlier, after your scrutiny and approval.

(d)  Our fees, as mentioned above, include taxes, fees, contributions and other charges incurring on the services hired, according to applicable laws on the date of issue of this proposal. As for the municipal service tax (ISSQN), given that PricewaterhouseCoopers is a firm of professionals who exercise a legally regulated profession, it pays a fixed ISSQN amount based on the number of professionals working in the firm. The amount thus calculated is already included in our fees.

(e)  The timetable for visits, analyses and reports, as well as the reports and analyses to be prepared by the management, set in consultation with PricewaterhouseCoopers, will be honored, both with regard to deadlines and the appropriate utilization of said dates.

If you agree with this addendum to the agreement, which alters only the scope of our services described in item (a), and if the abovementioned terms are acceptable, please return us a copy of this letter after signing in the spaces provided below.

Sincerely,

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5 "F" RJ

Patricio Marques Roche

Accountant CRC 1RJ081115/O-4

The services and terms herein were agreed upon between the parties.

By: _________________________

Guilherme Melega

Controller

PricewaterhouseCoopers Av. Francisco Matarazzo, 1400 Torre Torino Caixa Postal 61005 05001-903 – São Paulo – SP - Brazil Tel: +55 (21) 3674-2000 pwc.com/br

Rio de Janeiro, July 23, 2010

Dear Sirs,

Rio Polímeros S.A.

Rio de Janeiro, RJ

This letter is in reference to the appraisal report of the book value of the shares representing the capital stock of Rio Polímeros S.A. on March 31, 2010 that was issued by PricewaterhouseCoopers Auditores Independentes and dated July 12, 2010. In response to your request, we inform that, pursuant to CVM Instruction 319 of December 3, 1999:

(i)         in accordance with the technical standards established by the Federal Accounting Council (CFC) through Resolution 821/97, we have no knowledge of any direct or indirect conflict of interest or any other situation that could represent a conflict of interest regarding the services described above; and

(ii)        we have no knowledge of any actions by the Company's controlling shareholder or its administrators with the intent to influence, limit, obstruct or take any measures to compromise the access, use or knowledge of information, property, documents or working methods pertinent to the quality of this report.

Sincerely,

PricewaterhouseCoopers Auditores Independentes CRC 2SP00016010-5 "F" RJ
Patricio Marques Roche Accountant CRC 1RJ081115/O-4

Rio Polimeros S.A.

Appraisal Report on the Book Value of Shares at March 31, 2010

Appraisal Report on the Net Book Value

To the Board of Directors and Stockholders Rio Polimeros S.A.

Information on Expert Company

1   Pricewaterhouse Coopers Auditores Independentes, a professional partnership established in the Capital of the State of São Paulo at Avenida Francisco Matarazzo, 1400, 9th, 10th, 13th, 14th, 15th, 16th and 171tl floors , Torre Torino, Água Branca and branch in the Capital of the State of Rio de Janeiro, at Rua da Candelária, 54, 11th, 14th and 15th floors, Centro, enrolled with the Finance Ministry National Corporate Taxpayers Registry under no. 61.562.112/0002-01 , originally registered with the Regiona l Accounting Board of the State of São Paulo under no. 2SP000160/0-S , and secondarily with the Regional Accounting Board of the State of Rio de Janeiro under no. 2SP000160/05 "F" RJ, having its Social Contract registered at the 4th Registry of Documents of Sao Paulo - SP on September 16, 1956 and subsequent amendments registered with the 2nd Registry of Documents and Civil Deeds of Corporations of São Paulo - SP , the most recent one dated February 10, 2010 having been registered at the same 2nd Registry of Documents and Civil Deed of Corporations of São Paulo - SP under microfilm no. 103.588, dated March 29, 2010, herein represented by its undersigned partner, Mr. Patricio Marques Roche , Brazilian citizen , married , enrolled with the Regional Accounting Board under no. 1RJ081115/0-4, and bearer of Identity Card RG nº 07325521-8 IFP/RJ , enrolled with Finance Ministry National Individual Taxpayers Registry under no. 993.005.407-34, having offices at the same address as the represented company, appointed as expert by Rio Polimeros S.A. (the "Company") to perform the valuation of the book value of shares of the capital of the Company at March 31, 2010, in accordance with accounting practices adopted in Brazil, presents the results of its work.

Valuation Purpose

2   The valuation of the book value of the share capital of Rio Pollmeros S.A. at March 31, 2010 will be used in the share merger process of Rio Polimeros S.A. into Braskem S.A.

Rio Polimeros S.A.
Appraisal Report on the Net Book Value
at March 31, 2010

Scope of the Work

3   The valuation of the book value of the shares of the capital of the Company was carried out in connection with the audit of its Balance Sheet as of March 31, 2010, that was prepared by the management of the Company.

4   We conducted our audit in accordance with approved Brazilian auditing standards, which require that we perform the audit to obtain reasonable assurance about whether the financial statements are fairly presented in all material respects. Accordingly, our work included, among other procedures: (a) planning our audit taking into consideration the significance of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) examining, on a test basis, evidence and records supporting the amounts and disclosures in the finan cial statements, and (c) assessing the accounting practices used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

Conclusion

5   Based on our work , we concluded that the value of assets and rights, net of obligations, that comprise the net book value of Rio Polimeros S.A., as per the balance sheet as of March 31, 2010, summarized in the Attachment, is R$ 541,973,782.94 (five hundred and forty-one million, nine hundred and seventy-three thousand, seven hundred and eighty-two reais and ninety-four cents), and is recorded in the accounting books in accordance with accounting practices adopted in Brazil. Therefore, considering that Rio Polimeros S.A. paid-in capital is divided into a total of 1,271,898,030 nominative shares with no par value, of which 1,271 ,897,730 are common and 300 are preferred shares, it follows that the book value of each share at March 31,2010 is forty-two cents and fraction (R$0.4261).

Rio Polimeros S.A.
Appraisal Report on the Net Book Value
at March 31,2010

6   Without qualifying the net book value mentioned in the previous paragraph, it should be noted that at March 31, 2010, the accounting records were maintained based on the assumption that the works to regularize the supply of raw materials, currently being undertaken by Petróleo Brasileiro S.A. - PETROBRAS, will be successfully completed, in accordance with representations from management. The assumptions made and amounts determined by management do not include any adjustments to account for this uncertainty,

Rio de Janeiro, June 11, 2010

PricewaterhouseCoopers	Patricio Marques Roche
Auditores Independentes	Contador CRC 1RJ081115/0-4
CRC 2SP000160/0-5 "F" RJ

Rio Polimero s S.A.

Attachment to th e Appraisal Report
on th e Net Book Value
issued on June 11, 2010

Ba lance Sheet at March 31, 2010
In reais

Assets		Liabilities and stock holders' equity

Current assets		Current liabilities
Cash and cash equivalents	2,545,691.20	Suppliers	139,564,434.72
Marketable securities	130,224,100.12	Loans and financing	404,005,478,56
Accounts receivable	101,633,046.13	Taxes payable	23,255,800.06
Inventories	187,278,296.30	Provision for labor charges	9,561,748.35
Ta xes recoverable	53,816,157.58	Proposed dividends	8,330,200.78
Prepaid expenses	4,467,758.75	Advances from customers - third parties	11,675,298.02
Other receivables	3,026,160.81	Advances from customers - related parties	141,703,124.37
		Other accounts payable	2,811,357.32
	482,991,210.89
			740,907,442.18
Non-current assets
Lonq-term receivables
Taxes reco verable	178,273,714.81	Non-current liabilities
Judicial deposits	2,010,947.21	Loans and financing	1,156,183,227.72
		Taxes payable	64.896,798.90
	180,284,662.02	Provision for tax, civil and labor contingencies
			1,272,063.16

			1,222,352,089.78

		Shareholders' equity
Property, plant and equipment	1,530,942,402.69	Capital	1,469,806,511.60
Intanqible assets	91,472,098.59	Revenue reserves	26,744,328.83
Deferred charges	219,542,940.71	Accumulated deficit	(954,577,057.49)

	2,022,242,104.01		541,973,782 .94

Total assets	2,505,233,314,90	Total liabilities and stockholders' equity	2,505,233,314.90

• • •

This attachm ent is an integral and inseparable part of the appraisal report on the net book value of Rio Polimeros S.A. issued by PricewaterhouseCoopers Auditores Independentes on June 11, 2010.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2010
BRASKEM S.A.

By:	/s/ Marcela Aparecida Drehmer Andrade

	Name:	Marcela Aparecida Drehmer Andrade
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.